SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 28, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	July 28, 2008

TAM adheres to the declaration of “Business Social
Responsibility and Human Rights”

Company is the only airline among the first 84 signatories of this document

São Paulo, July 28, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) has formalized its adherence to the declaration of “Business Social Responsibility and Human Rights” presented at an event sponsored by the Ethos Institute and by the Special Secretary for Human Rights of the Presidency of the Republic this past July 24th, in commemoration of the 60th anniversary of the Universal Declaration of Human Rights of the United Nations (UN). With its adherence, TAM has become the only airline among the first 84 signatory companies of the declaration.

By formalizing the agreement, the company is declaring its commitment to implement action plans leading to progressive improvement of the indicators of social responsibility that reflect human rights policies, such as: promotion of racial and gender equality in the work place; the eradication of slave labor; inclusion of people with handicaps; and support for the promotion of the rights of children, adolescents and youth.

TAM president Captain David Barioni Neto signed for the company, publicly assuming the commitment to promote the principles upheld by this declaration, which was officially inaugurated at an event that brought together 253 businessmen and 150 representatives of government agencies and non-governmental organizations, in addition to President Luiz Inácio Lula da Silva, José Serra, Governor of São Paulo state, and the mayor of the city of São Paulo, Gilberto Kassab. “TAM’s adherence reinforces our sustainability policy and our undertaking to contribute to the social development of this country,” Barioni asserted.

In addition to being a signatory of the declaration of “Social Responsibility of Business and Human Rights,” TAM is also the first airline in South America to join the list of signatory companies of the Global Compact (http://www.unglobalcompact.org), a worldwide initiative developed by the United Nations (UN).

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed June 2008 with 48.6% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 75.3% in June. Operations abroad include TAM flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.